UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Extraordinary and Ordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Company’s Ordinary and Extraordinary Shareholders’ Meeting (“Meeting”), which will be held at 02:00 p.m., on April 11th, 2024, at the Company’s headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, City of São Paulo, São Paulo State, to resolve on the following items of the agenda:

At the Extraordinary General Meeting:

(1)	amend Article 5, caput, of the Company’s Bylaws, which deals with the capital stock, to reflect the new number of shares in which the Company’s capital is divided, due to the cancellation of part of the common shares held in treasury;

(2)	amend Article 24 of the Company's Bylaws, which deals with results allocation, to include the creation of a statutory profit reserve called "Reserve for Shareholder Remuneration and Investments," in accordance with Article 194 of Law No. 6,404 of December 15th, 1976 ("Corporation Law"); and

(3)	consolidate the Company’s Bylaws, in order to reflect the amended items 1 and 2 above, if approved.

At the Ordinary General Meeting:

(1)	receive the accounts rendered by the management, as well as examine, discuss and vote on the Management Report and the Financial Statements, alongside the Independent Auditors Report, the Opinion of the Audit Committee, and the Opinion of the Fiscal Board, for the year ended December 31st, 2023;

(2)	resolve on the results allocation for the fiscal year ended December 31st, 2023;

(3)	elect the members of the Fiscal Board;

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(4)	ratify the value of the global annual compensation of the directors and members of the Fiscal Board of the Company, referring for the fiscal year ended on December 31st, 2023;

(5)	define the amount of the global annual compensation of the directors and members of the Fiscal Board for the year to end on December 31st, 2024.

GENERAL INSTRUCTIONS:

(i)	In accordance to Article 10 and subsequent paragraphs of the Company’s Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution may take part and vote at the Meeting, up to 72 (seventy-two) hours before the designated date of the Meeting.

(ii)	The shareholder’s participation may be personal, by duly constituted attorney/legal representative, or via a distance voting ballot, as follows:

•	In person: If the shareholder chooses to participate personally at the Meeting, they must attend the Meeting with a document proving their identity (identity card and CPF).

•	By a duly constituted attorney/legal representative: In order to give greater speed and efficiency to the work of the Meeting, in accordance with the provisions of Paragraph 2, Article 10 of the Bylaws, the Company requires that shareholders who intend to be represented at the Meeting through a duly constituted legal representative/attorney, deposit at the Company’s headquarters at Engenheiro Luiz Carlos Berrini Avenue, 1376, 18th floor, Cidade Monções, City of São Paulo, São Paulo State – ZIP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m., up to 72 (seventy-two) hours before the designated date for the Meeting, physical copies of the respective representation and documentation instruments described below:

Attorney for Individual Shareholder:

a)	Specific power of attorney, signed either (i) by hand with recognized signature, or (ii) electronically, using ICP-Brasil certification; and
b)	Attorney’s identity card and CPF.

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Attorney for Legal Entity Shareholder:

a)	Specific power of attorney, signed either (i) by hand with recognized signature, or (ii) electronically, using ICP-Brasil certification;
b)	Latest bylaws or consolidated social contract and corporate documents proving the legal representation of the legal entity shareholder; and
c)	Attorney’s identity card and CPF.

Legal Representative for Legal Entity Shareholder

a)	Latest bylaws or consolidated social contract and corporate documents proving the legal representation of the legal entity shareholder; and
b)	Attorney’s identity card and CPF.

Legal Representative for Investment Fund:

a)	Specific power of attorney, signed either (i) by hand with recognized signature, or (ii) electronically, using ICP-Brasil certification;
b)	Current fund rules;
c)	Bylaws or consolidated social contract and corporate documents proving the legal representation of the legal entity shareholder; and
d)	Attorney’s/Legal Representative’s identity card and CPF.

Alternatively, in order to ensure the participation of shareholders, it will be accepted to send the documentation described above, according to the applicable type of participation, that is, whether personal or by duly constituted legal representative/attorney, through the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=0F0D8FA9739C up to 72 (seventy-two) hours before the designated date for the Meeting, with each shareholder being responsible for the veracity and integrity of the documents presented.

•	Distance Voting Ballot: if the shareholder chooses to exercise their right to vote remotely, pursuant to the Resolution CVM no. 81, of March 29th, 2022 ("RCVM 81"), they may send the voting ballot through their respective custody agent, if they provide such a service; through the Company’s bookkeeper, at any of the Banco Bradesco S.A. agencies; or directly to the Company, subject to the deadlines and terms established by the current rules.

The shareholder who chooses to exercise their right to vote remotely by sending the ballot directly to the Company, in accordance with RCVM 81, must send the physical copies of the documents described below to Avenida Engenheiro Luiz Carlos Berrini, 1376, 18th floor, Cidade Monções, City of São Paulo, São Paulo State – ZIP 04571-936, to the attention of the Investor Relations Office, on business days, from Monday to Friday, from 9:00 a.m. to 6:00 p.m.:

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Individual Shareholders:

a)	Distance voting ballot with all items filled, initialed, and signed either (i) by hand with recognized signature, or (ii) electronically, using ICP-Brasil certification; and
b)	Identity card and CPF of the shareholder or the attorney (including the power of attorney with recognized signature, if applicable).

Legal Entity Shareholder:

a)	Distance voting ballot with all items filled, initialed, and signed either (i) by hand with recognized signature, or (ii) electronically, using ICP-Brasil certification;
b)	Latest bylaws or consolidated social contract and corporate documents proving the legal representation of the legal entity shareholder (including the power of attorney with recognized signature, if applicable); and
c)	Attorney’s/Legal Representative’s identity card and CPF, as applicable.

Investment Fund:

a)	Distance voting ballot with all items filled, initialed, and signed either (i) by hand with recognized signature, or (ii) electronically, using ICP-Brasil certification;
b)	Current fund rules;
c)	Bylaws or consolidated social contract of its administrator or manager, as applicable, subject to the fund's voting policy, and corporate documents that prove their powers of representation (including the power of attorney, according to the guidelines contained in this Call Notice); and
d)	Attorney’s/Legal Representative’s identity card and CPF, as applicable.

Alternatively, in order to ensure the participation of shareholders, it will be accepted to send the documentation described above, through the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=0F0D8FA9739C, with each shareholder being responsible for the veracity and integrity of the documents presented.

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According to RCVM 81, remote voting bulletins must be received up to 7 (seven) days before the date of the Meeting, that is, by April 4th, 2024.

The remote voting ballot is available on the websites of the Company (ri.telefonica.com.br), of the CVM (www.gov.br/cvm), and of B3 S.A. - Brazil, Bolsa, Balcão ("B3") (www.b3.com.br).

•	For all forms of participation mentioned above, shareholders and/or legal representative/attorney must also present an updated statement containing the respective shareholding, issued by the custodian body, up to 72 (seventy-two) hours in advance of the date set for the meeting.

•	Documents drawn up abroad in a foreign language must be notarized and apostilled or legalized (as applicable), translated into Portuguese and registered at the Registry of Deeds and Documents.

(iii)	For the shareholder and/or attorney who wish to send, electronically, the documents regarding their participation in the Meeting, they must access the Ten Meetings platform through the following website https://www.tenmeetings.com.br/assembleia/portal/?id=0F0D8FA9739C, fill out the registration and attach all the necessary documents for participation in the Meeting in accordance with this call notice, and each shareholder is responsible for the accuracy and integrity of the documents presented. Once their registration is completed, the shareholder and/or attorney will receive information about their accreditation by email.

In case of incomplete documentation, the shareholder and/or attorney will receive an email informing them of the reason for rejection and must complete it by accessing the same address mentioned above.

If the shareholder and/or attorney does not receive the confirmation of accreditation or needs to clarify doubts about accessing the electronic platform or uploading documents, they should contact the Company through the following email: ir.br@telefonica.com.

(iv)	All documents related to the agenda of the Meeting are available to shareholders at the Company’s headquarters and may also be found on the websites of the Brazilian Securities Commission - CVM (www.gov.br/cvm), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company's website (ri.telefonica.com.br), in accordance with the provisions of the Corporation Law and RCVM 481.

São Paulo, February 28th, 2024.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 28, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director